SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February 18, 2009

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM PARTICIPAÇÕES S.A.

SUMARY OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING, Held on February 17, 2009 at 4:30 p.m.

Attendance:

Shareholders representing the majority of the Company’s voting capital were present.

Agenda:

1.	Deliberate on the replacement of Board of Directors Members appointed by the controllers, with election of new members to complement the mandate;

2.	Deliberate on the election of the Chairman and the Vice-President of the Board of Directors; and

3.	Deliberate on the replacement of Fiscal Board Members appointed by the holders of Common Shares, with election of new members to complement the mandate.

Resolutions:
Regarding item 1 of the agenda the present shareholders unanimously approved the replacement of Board of Directors Members appointed by Solpart Participações S.A. (“Solpart”), electing the following members to complement the mandate:

Effective Members	Alternate Members
José Mauro Mettrau Carneiro da Cunha	José Augusto da Gama Figueira
Luiz Eduardo Falco Pires Correa	Pedro Jereissati
Julio César Pinto	João José de Araújo Pereira Pavel
Alex Waldemar Zornig	Otávio Marques de Azevedo

As for item 2 of the agenda, the shareholder Solpart proposed the election of Messrs.

José Mauro Mettrau Carneiro da Cunha and Luiz Eduardo Falco Pires Correa as Chairman and Vice-Chairman, respectively, of the Company’s Board of Directors. This proposal was approved by the majority of the present shareholders.

In regard to item 3 of the agenda, the majority of the present shareholders elected the following persons as members of the Fiscal Council to complete the current term of office:

1

Effective Members	Alternate Members
Aparecido Carlos Correia Galdino	Sidnei Nunes
Allan Kardec de Melo Ferreira	Dênis Kleber Gomide Leite
Eder Carvalho Magalhães	Sergio Bernstein

Eduardo Grande Bittencourt and his respective alternate Romel Alves Domingues remained as members of the Fiscal Council, once they were elected by the preferred shareholders at the last Annual Shareholders' Meeting.

Pursuant to CVM Instruction 367, of May 29, 2002, the Chairman acknowledged the receipt of the résumés of the elected Board Members.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2009

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig Title: Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.